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                          May 16, 2024

       Robert Wright
       President and Chief Executive Officer
       Potbelly Corporation
       111 N. Canal Street, Suite 325
       Chicago, Illinois 60606

                                                        Re: Potbelly
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed May 8, 2024
                                                            File No. 333-279213

       Dear Robert Wright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Flora Perez